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JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A                   [JOHN HANCOCK LOGO]


Arnold R. Bergman
Chief Counsel - Annuities
US Operations Law Department
601 Congress Street
Boston, MA 02210-2805


                                                          September 27, 2005


U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0506


Re: John Hancock Life Insurance Company (U.S.A) Separate Account H ("the Registrant") Delaying Amendment to Registration Statements on Form N-4 Registration Nos: 333-70728, 333-70730


Commissioners:

     Pursuant to Rule 473 under the Securities Act of 1933, the captioned Registrant is filing this amendment for the sole purpose of delaying the effectiveness of Post Effective Amendments filed with the Securities Exchange Commission ("the Commission") on June 17, 2005.

     The Registrant hereby amends the captioned registration statements on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment to each registration statement which specifically states that the registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said Section 8(a), may determine.

If you have any questions or comments with respect to this submission, please contact me at (617) 663-2184


                                                     Sincerely,


                                                     /s/Arnold R. Bergman

                                                     Arnold R. Bergman
                                                     Chief Counsel - Annuities